                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                   Monarch Media and Entertainment Group, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)

           Nevada                                                88-0436489
-------------------------------                              -------------------
(State or other jurisdiction of                               (I.R.S. Employer
Incorporation or organization)                               Identification No.)

             200 - 604 Columbia Street New Westminster, B.C. V3M 1A5
             -------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

Issuer's telephone number: (604) 515 8971 extension #307
                           --------------

Securities to be registered under Section 12(b) of the Act:

     Title of each class                    Name of each exchange on which
     to be so registered                    each class is to be registered

            N/A                                         N/A
            ---                                         ---

           Securities to be registered under Section 12(g) of the Act:

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                                (Title of Class)

                   Monarch Media and Entertainment Group, Inc.
                                   FORM 10-SB

TABLE OF CONTENTS

                                     PART I
                                                                            Page

Item 1. Description of Business ............................................. 1

Item 2. Management's Discussion and Analysis or Plan of Operation ........... 6

Item 3. Description of Property ............................................. 7

Item 4. Security Ownership of Certain Beneficial Owners
          And Management .................................................... 8

Item 5. Directors, Executive Officers, Promoters
          And Control Persons ............................................... 9

Item 6. Executive Compensation .............................................. 10

Item 7. Certain Relationships and Related Transactions ...................... 11

Item 8. Description of Securities ........................................... 12

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's
          Common Equity and Other Shareholder Matters ....................... 12

Item 2. Legal Proceedings ................................................... 14

Item 3. Changes in and Disagreements with Accountants ....................... 14

Item 4. Recent Sales of Unregistered Securities ............................. 14

Item 5. Indemnification of Directors and Officers ........................... 14

                                    PART F/S

        Financial Statements ............................................. 15-26

                                    PART III

Item 1. Index to Exhibits ................................................... 27

        Signatures .......................................................... 28

                                     PART I

To simplify the language in this Registration Statement Monarch Media and Entertainment Group, Inc., is referred to herein as "the Company" or "We".

Item 1. Description of Business.

Business of Issuer.

Monarch Media and Entertainment Group, Inc., a Nevada corporation (the "Company") was formed on December 17, 1997 but did not have any operations until it acquired Intuitech Marketing Inc. ("Intuitech"). Intuitech was incorporated under the laws of the province of British Columbia on March 25, 1985. The Company acquired all of Intuitech's issued and outstanding shares of common stock making Intuitech a wholly-owned subsidiary of the Company. The business of Intuitech has become the only operating business of the Company and the officers and directors of Intuitech have assumed the officers and director positions of the Company. When used herein the term "Company" refers to the combined entity unless the context otherwise indicate.

We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, or purchase or sale of a significant amount of assets not in the ordinary course of business.

On March 29, 2000 the Company entered into an agreement with the shareholders of Intuitech Marketing Inc., British Columbia corporation, ("Intuitech") to acquire a 100% interest in said corporation through an exchange of shares in which the Company issued 4,322,249 restricted shares of its Common Stock solely in exchange for all of the outstanding Common Stock of Intuitech. As a result of this agreement, the shareholders of Intuitech would receive one (1) share of Monarch common stock for every five (5) shares of their Intuitech common stock. The Company then proceeded to operating the business of Intuitech and became an operating entity to the extent of Intuitech's business, which is presently limited.

The Financial Statements included with this report relate to the activities of the Company prior to the date of its acquisition of Intuitech.

Business of Intuitech Marketing Inc.

Having completed the acquisition of Intuitech, the Company is no longer inactive and has succeeded to the business of Intuitech as presently existing.

Intuitech's primary business is transference of Paper to Digital Services ("P2D"), whereas it scans the back issues of a given magazine to create a full color electronic image of each individual issue in PDF format.

A master database is created from these PDF files to allow a sophisticated search to be conducted over the entire archive library. A custom interface is designed, including graphics, sound and layout, that complements the magazines style or theme. Usability labs are conducted with typical

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end users to ensure the custom interface is user friendly. The archive publishing system then integrates the electronic copies of the magazine, the master search database, the custom graphics and sound, the online help and the user manual, to complete the finished product. A finished product package is designed and the final product is then ready for printing, duplication and assembly.

The Publishers Benefits

The Custom Magazine Archive Product can provide a significant revenue source for our prospective clients, the publishers of our target magazine. For example, using P2D Services to repackage 240 back issues of a monthly magazine having an average of 80 pages each, could be placed on a 5 CD-ROM set. Development costs plus the cost of an initial production and packaging of 30,000 sets would cost approximately $360,000 or $12.00 per set.

The new product created through the Magazine Archive Publisher provides the publisher with a number of benefits such as:

o A new product with custom sound and graphics that reflects the look and feel of the magazines specific style;

o A new product can be sold to existing customers/subscribers resulting in an increase in sales revenue;

o A new promotional item that can be used in a number of ways to attract new subscribers. (i.e. receive the last 2 years of back issues with your 1st years paid subscription);

o A method of responding to reprint requests instantly. The publisher can create a single issue version of the Custom Magazine Archive Product through the P2D Service simply by copying the appropriate files to a CD-ROM;

o     Longer term exposure for advertisements in the publication;

o Recurring product potential, reissue an updated CD each year for a minimal cost;

o     Supports distribution of publication over the Internet.

Customers Benefit

When the customer purchases a Custom Magazine Archive Product they will receive a full archive of all the magazines back issues, in a compact and easily accessible CD-ROM format with the ability to:

o Keep a full color copy of every issue in an easily accessible and compact form; electronically display and zoom in and out on single or multiple pages;

o Conduct research on specific topics or key words through simple or complex search criteria, over the entire archive in one step;

o Bookmark specific articles, cartoons, or advertisements for quick access; maintain multiple sets of bookmarks related to various topics;

o     E-mail all or part of their bookmark lists to others;

o Copy articles or graphics and paste them into a word processor or other Windows applications;

o     Print a single page from any issue, or print an entire magazine;

o Receive new issues, as they are published, over the Internet and incorporate them into the archive product.

Second-Stage Products and Services

The Company is developing products for the second phase of its evolution. The second set of software products will enable the company to greatly expand the number of publications it can transfer at any given period of time. The Company hopes to be able to eventually offer its P2D software for use in publications in multiple languages.

As funding permits, the Company hopes to be able to develop a strong software team that not only works on the P2D products but also will be able to develop software for licensing to other software firms. All future development will be dependant on the Company's first product, and potentially upon the Company's ability to generate further investment capital for expansion.

Although the Company has developed its product and performed initial tests along with Beta runs, management feels the product is several months from full commercialization. Until commercialization of the product is commenced, there can be no assurance of future success. Additionally, although Beta versions of the product do not show any operating problems, upon large scale usage of the product, it would not be unusual for certain "bugs" to be found which would require correction. This could slow further developments of the software.

Marketing Strategy

The Company will initially target publishers of specific types of magazines, those that would provide articles that would remain relevant and of interest over a 10 to 15 year period. The ideal publication will contain feature articles, which have maintained their relevance over a number of years, have been in print for at least 10 years, and have a loyal and enthusiastic subscriber base, members of which are early adopters of new electronic products. The types of magazines to be approached are home repair, gardening, professional journals, specific sports journals, veterinary, health care, and travel. The categories for potential publications are numerous. Any magazine that people have collected back issues of for intended future reference, will be ideally suited for the P2D Service.

Competition & Market

The Company faces many challenges and competitors in its business. In addition to competing with individuals in the Companies field, with high level of expertise greatly exceeding management's abilities, the Company will be competing with numerous other entities, most of which are large, well established companies with greater assets and financial reserves than the Company possess. The issuer will be in competition with other experts in the field in which it operates, and it holds no advantage over its competition.

The MPA (Magazine Publishers of America) reported in their fact sheet entitled Circulation Revenue for ABC Magazines, 1998, the total subscription and single-issue sales for only 612 publications to be over $9.9 billion.

The Gale Database of Publications and Broadcast Media contains 24,000 listings for general and special interest periodicals and newspapers published in the US and Canada, as well as 11,600 subscription, membership, and free newsletters, bulletins and digests. The SRDS (Standard Rate and Data Service) lists 9,600 trade magazines in its "Business Publication Advertising Source," and 3,200 domestic and international consumer magazines in its "Consumer Magazine Advertising Source".

Research and Development

The Company intends to enhance the archive publisher technology to develop a second-generation product for use in its P2D Service and to test this enhanced product during production of the first 4 publications repackaged with its P2D Service. After the technology has been expanded, Intuitech will be able to provide P2D Services to whatever number of publications it is able to secure.

The costs of the P2D Service is variable depending on a number of factors, including number of publication issues to be transferred from Print to Digital, the number of pages contained in each publication, and the amount of graphics contained in the publication.

Patents and Trademarks

The Company intends on filing for trademark registration on the name "P2D Services". The Company has been granted Internet registration of the domain names www.print2digital.com to support its P2D services as well as www.mags2digital.com and www.mag2digital.com to support the magazine target market for the P2D Services.

Government Regulation.

The Company is not subject to any government regulations other than those that normally apply to companies in this industry. Although we will be subject to regulation under the Exchange Act, w believe we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities.

We are registering a class of its securities on this Form 10-SB registration statement on a voluntary basis. We have no obligation to file a Form 10-SB registration statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe that by filing this Form 10-SB and being obligated to file reports subject to Section 13 of the Exchange Act, we can attract valuable opportunities to complement the companies business.

We have conducted, and others have made available to us, results of market research indicating that strong demand exists for the business of transference of traditional print to the new digital medium.

Employees.

The Companies employees consist of its officers and directors. (See "Directors and Executive Officers.")

Offices.

The Company's temporary executive offices are located at Suite 200 - 604 Columbia Street, New Westminster, B.C. V3M 1A5. The Company believes that the above facilities are adequate for the foreseeable needs of the Company for the immediate future; however, as the Company expands its employee base, it anticipates adding additional office space.

Reports to Security Holders.

The Company has elected December 31, year-end. Thereafter, the Company will furnish its shareholders with annual reports containing audited financial statements within 90 days after the Company's year-end.

From time to time, the Company may also furnish its shareholders with such other information, as it may deem appropriate, relative to the business operations of the Company. Such information may include news of a change in the management, purpose and control of the Company, or any material condition affecting the Company.

In addition to receipt and examination of annual report and other information, shareholders of record shall as required, be allowed to examine the books and records of the company at a reasonable time upon written demand.

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operations of the Public Reference Room can be obtained by calling 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers located at http://www.sec.gov.

Item 2. Plan of Operation.

The Company has acquired a license for an existing archive publisher technology that was used to create a published magazine archive product, and since that time the Company has been updating and enhancing its archive publisher technology. The Company expects to have completed the first set of major enhancements by September 2000. The Company has only just begun limited marketing of its technology. Previous efforts have been focused on the development of the technology and obtaining funds necessary to continue development.

We have never had revenues from operations. We believe that our plan of operations can be executed through the efforts of current management and will require additional funds. We anticipate that additional business opportunities will be available to us through the contacts of our Officers and Directors. The final evaluation of any additional business opportunities and the negotiation, drafting and execution of all relevant agreements, and any other related instruments will be done by the direction of Tom Williams the companies President. We plan to investigate, to the extent believed reasonable by us, all additional potential business opportunities.

Although the Company does have other products and services it plans to design and develop, it is unlikely however, that we will have the capital to develop and market these potential products or services at this time. Even if the Company is successful in generating a market for its technology it is likely that the Company will need additional capital to aggressively market its technology and to work on the development of additional products and services. Management anticipates any future capital will be raised through the sale of its securities, which may dilute current shareholders.

We will also seek to expand through acquisitions which are not currently identified and which entail risks, which you will not have a basis to evaluate. We may seek to expand our operations by acquiring companies in businesses that we believe will complement or enhance our business. We cannot assure you that we will be able to ultimately effect any acquisition, successfully integrate any acquired business in our operations or otherwise successfully develop our operations. We have not established any minimum criteria for any acquisition and our management may have complete discretion in determining the terms of any acquisition. Consequently, there is no basis for you to evaluate the specific merits or risks of any potential acquisition that we may undertake.

Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. We do not and will not have capital to provide the owners of business opportunities with any significant cash or other assets. However, we believe we can offer owners of acquisition candidates the opportunity to acquire ownership interest in a publicly registered company without incurring the cost and time required to become a fully reporting company or to conduct an initial public offering. The Exchange Act specifically requires that any merger or acquisition candidate, comply with all applicable reporting requirements, which include providing audited financial statements to be included within the filings relevant to complying with the Exchange Act. Nonetheless, we have not conducted market research and are not aware of statistical data, which would support the perceived benefits for the owners of a business opportunity.

We anticipate that any securities issued as a result of a business opportunity will be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future, if such a market develops, of which there is no assurance. The completion of any business opportunity may result in a significant issuance of shares and substantial dilution to our present stockholders.

Item 3. Description of Property.

We currently have no material assets and we do not own any real or personal property. We currently operate in leased office space at 200-604 Columbia Street New Westminster, B.C. V3M 1A5; we believe that this space is sufficient for us at this time.

We have no policy with respect to investments in real estate interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

As of June 1, 2000 there were 23,444,349 Shares of our common stock, $0.001 par value outstanding. The following tabulates holdings of our shares of common stock by each person who, as of June 1, 2000, holds of record or is known by management to own beneficially more than 5% of the Common Shares and, in addition, by all Directors and officers of the Company individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

Security Ownership of Beneficial Owners (1):

----------------------------------------------------------------------------------------------------------
Title of Class       Name & Address                                Amount                         Percent
----------------------------------------------------------------------------------------------------------
Common Stock         Maria Lousa DiRuggiero                        1,375,000                      5.8%
                     15185 22nd Ave. Suite 209
                     Surrey, BC V4E9T4
----------------------------------------------------------------------------------------------------------
Common Stock         Steve Haqq                                    1,375,000                      5.8%
                     13626 22 A Ave.
                     Surrey, BC V4A9V2
----------------------------------------------------------------------------------------------------------

Security Ownership of Management (2):

----------------------------------------------------------------------------------------------------------
Title of Class       Name & Address                                Amount                         Percent
----------------------------------------------------------------------------------------------------------
Common Stock         Tom Williams                                  587,320                        2.50%
----------------------------------------------------------------------------------------------------------
Common Stock         Allan Nienhuis                                1,075,000                      4.5%
----------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Change of Control.

There are currently no arrangements, which would result in a change of control of the Company. A business opportunity involving the issuance of our common shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in our Company. Any such business opportunity may require our management to sell or transfer all or portions of our common shares held by him, or resign as a member of our Board of Directors. The resulting change in control of the Company could result in the removal of the present management of the Company and a corresponding reduction or elimination of their participation in the future affairs of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

The names of the Company's executive officers and directors and the positions held by them are set forth below:

Name              Age              Position                      Director Since
----              ---              --------                      --------------
Tom Williams      42               President, Secretary               2000
                                   & Director

James Dungate     33               Director                           2000

Allan Nienhuis    37               Director                           2000

The term of office of each director is one year and until his successor is elected at the Company's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

Biographical Information.

Set forth below is certain biographical information with respect to each of the Company's officers and directors.

Tom Williams, 42 years of age, is the President, Secretary and Director of the Company. Mr. Williams has served as President and Director of the Company since March 2000 and his terms expire on December 31, 2000.

Mr. Williams is President and Director of Intuitech Marketing Inc. and is contracted to provide sales and marketing services. Mr. Williams has 16 years of experience in the financial industry across Canada, currently holding licenses in the insurance and securities industries. Mr. Williams has specialized, over the last 6 years, in corporate structure and financing. Prior to this time, from 1984 to 1990, Mr. Williams was employed with Go Vacations Capital Inc., a restricted securities dealer, in various sales positions including sales manager for British Columbia. From 1990 to 1995 Mr. Williams invested extensive time and studies developing his private practice to be independent in the financial industry. He is a member in good standing of The Canadian Association of Insurance and Financial Advisors.

Mr. Williams serves as a director and or officer of a number of private companies. Mr. Williams is a Director of 2001 Global Technologies Inc., a company developing credit card security technology with manufacturing and marketing, initially in China. He is also the President of Dominion Game Marketing Ltd., a company that develops computer games to be played over the Internet (massive multiplayer games). He is also the Secretary/Treasurer and Director of Freedom IV Entertainment Group & Associates Inc. a global multi-media company positioned to provide high quality entertainment product for film, television, video, and Internet distribution. Mr. Williams is the President of WCYC Canada Management Ltd. a corporation established to manage and operate investment properties in British Columbia.

Mr. James Dungate, 33 years of age, is a director of the company and has served as Director of the Company since March 2000 and his term expire on December 31, 2000. Mr. Dungate has 6 years experience in the securities industry. Mr. Dungate is also Regional Sales Manager of Spectrum Investments, a wholly owned subsidiary of Sun Life Financial, operating Spectrum's Vancouver B.C. office since 1999. Spectrum is an investment management and mutual fund company. Mr. Dungate was an Investment Advisor with Nesbitt Burns, a Canadian full service securities dealer owned by the Bank of Montreal, from 1996 to 1999. Prior to this he worked as a Journalist and Researcher on a documentary on the Canadian Financial Crisis "The Days of Reckoning" produced by Stornoway Productions. During this time he has also provided investor relation services to various companies. Mr. Dungate has also been involved with a number of non-profit organizations including Generation 2000 Toronto where he was a founding member and logistics co-coordinator from 1991 to 1992, and The Evergreen Foundation where he acted as the regional manager for British Columbia from 1992 to 1994. Mr. Dungate graduated from the University of British Columbia in 1990 with a Bachelor of Arts in International Relations.

Mr. Allan Nienhuis, 37 years of age, is a Director of the company and has served as Director of the Company since March 2000 and his term expire on December 31, 2000. Mr. Nienhuis has been involved in the computer and software development industry for over 15 years. He is currently employed by Class Software Solutions Ltd., as a software developer since 1998. Prior to this time he was self-employed, as a computer aided design and manufacturing system specialist. Mr. Nienhuis has also operated a successful community (not for profit) based computer bulletin board system for several years, focusing on multiplayer computer games.

We currently have no significant employees other than the officers and directors who provide consulting services and anticipate hiring additional support staff in the near future. There are no family relationships among directors, executive officers, or nominees for such positions. In the last five years, no director, executive officer, promoter or control person of the Company has been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

Item 6. Executive Compensation.

-----------------------------------------------------------------------------------------------------------------------------------
Name                        Position              Year       Salary /    Bonus         Other             Other Stock     All Other
                                                             Wage                     Compensation       Options
-----------------------------------------------------------------------------------------------------------------------------------
Tom Williams (1)            President &           2000       60,000      3,000  (2)   0                  0               0
                            Secretary
-----------------------------------------------------------------------------------------------------------------------------------

(1) Jim Snow was the president of the Company prior to its merger with Intuitech. Mr. Snow did not receive a salary. Mr. Williams was the President of Intuitech prior to its merger with the Company and did receive a salary during this time. The Company had no operations prior to its merger with Intuitech.

(2) Mr. Williams will receive, a bonus of $3000 per magazine archive product unit sold after the first 6 units. Prior to February 2001

Options/SAR Grants in Last Fiscal Year.

The Company has never granted options or stock appreciation rights.

Bonuses and Deferred Compensation.

Prior to February 2001, Mr. Williams will receive, a bonus of $3000 per unit for each unit after the first 6 units.

Compensation Pursuant to Plans.

The Company does not have any compensation or option plans.

Pension Table.

Not Applicable

Other Compensation.

None

Compensation of Directors.

Directors receive no compensation except for reimbursement for expenses associated with attending a directors meeting.

Termination of Employment and Change of Control Arrangement.

There are presently nor are there anticipated any agreements regarding change of control of the Company.

Item 7. Certain Relationships and Related Transactions.

Mr. Williams the President of the company is also the President of Dominion Game Marketing Ltd., a company that develops computer games to be played over the Internet (massive multiplayer games). In October 1999, the Company loaned $50,000 to Dominion Game Marketing Ltd., a Canadian corporation controlled by, Tom Williams the President of the Company. The note was payable on March 30, 2000 and bears interest at 1% per annum on the unpaid balance. The company extended the note repayment to July 2000.

We have not and do not intend to enter into any transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with beneficial owners of the Company. We are not a subsidiary of any parent company. Since inception, we have not entered into any transactions with promoters.

Item 8. Description of Securities

General

The Company is authorized to issue 50,000,000 shares of capital stock, par value $0.001 per share designated as Common Stock. There are 23,444,349 fully paid and non-assessable shares of Common Stock currently issued and outstanding as of June 1, 2000.

Common Stock

The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

Holders of Common Stock are entitled to receive such dividends, as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

The Company's Common Stock is currently not quoted or listed for trading with any exchange or market. None of the Company's Common stock is subject to outstanding options or warrants to purchase shares of the Company

Since its inception, the Company has not paid any dividends on its Common Stock, and the Company does not anticipate that it will pay dividends in the foreseeable future.

As of June 1, 2000 the Company had 23,444,349 shares of its Common Stock issued and outstanding held by approximately 144 shareholders.

There are 1,662,320 shares of the Common stock of the Company held by Mr. Williams and Mr. Nienhuis, who are affiliated, all of these securities are restricted securities as defined under Rule 144 of the Securities Act and may only be sold under the Rule or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities may sell, within any three month period subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company's outstanding common stock or the average weekly trading volume in such securities during the four calendar weeks prior to such sale. All 1,662,320 shares of common stock outstanding are restricted shares for which the one-year holding period has not expired. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

Under Rule 144, Directors, Executive Officers and persons or entities they control or who control them and may sell shares of common stock in any three-month period in an amount limited to the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. Sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us.

Penny Stock Considerations.

Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules and our shareholders will in all likelihood find it difficult to sell their securities.

No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

As of the date of this registration, we had one hundred forty four (144) holders of record of our common Stock. We currently have one class of Common Stock outstanding.

We have not paid any dividends since we were formed. There are no restrictions that limit our ability to pay dividends, but we do not anticipate paying dividends in the near future.

Item 2. Legal Proceedings.

The Company is not, and has not been, involved in any legal proceedings.

Item 3. Changes in and Disagreements with Accountants.

During the two most recent fiscal years and the subsequent interim period, the Company has had no disagreement, resignation or dismissal of the principal independent accountant for the Company. The accountant for the Company at this time is Albright, Persing and Associates Ltd.

Item 4. Recent Sales of Unregistered Securities.

The following sets forth information relating to all previous sales by us, which were not registered under the Securities Act of 1933. During the period ended December 31, 1999, the Company commenced a private offering, exempt from registration requirements under Rule 504 of Regulation D, of 6,000,000 shares of common stock at $.0125 per share. A total of 6,000,000 shares were purchased, resulting in proceeds to the Company of $75,000.

We have never utilized an underwriter for an offering of our securities.

Item 5. Indemnification of Directors and Officers.

Our Articles of Incorporation provide that to the fullest extent permitted by law, that Directors of the corporation or its stockholders shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a directors duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (3) liability for unlawful payments or dividends or unlawful stock purchases or redemption by the corporation; (4) a transaction from which the director derived an improper personal benefit.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          AUDITED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999, AND 1998

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS
         Balance Sheets                                                        2
         Statements of Operations                                              3
         Statements of Cash Flows                                              4
         Statements of Stockholders' Equity (Deficit)                          5
         Notes to Financial Statements                                      6-10

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Monarch Media and Entertainment Group, Inc.

      We have audited the accompanying balance sheets of Monarch Media and Entertainment Group, Inc. (a development stage company) as of December 31, 1999, and 1998, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999, 1998, and 1997, and for the period from inception (December 30, 1997) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Media and Entertainment Group, Inc. as of December 31, 1999, and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999, 1998, and 1997, and for the period from inception (December 30, 1997) to December 31, 1999 in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations and sustain its operations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Reno, Nevada
June 13, 2000

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                           DECEMBER 31, 1999, AND 1998
                       (See Independent Auditors' Report)

                                     ASSETS

                                                     December 31,  December 31,
                                                            1999          1998
                                                     --------------------------
Current Assets
     Cash                                               $  1,904      $     --
     Note Receivable                                      50,000            --
                                                        --------      --------

         Total Assets                                   $ 51,904      $     --
                                                        ========      ========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
     Accounts Payable                                   $     --      $ 11,017
                                                        --------      --------
         Total Current Liabilities                            --        11,017
                                                        --------      --------

Stockholders' Equity (Deficit)
     Common stock, $.001 par value
         authorized 50,000,000 shares, issued
         and outstanding 19,122,000 shares
         at December 31, 1999 and 2,105,300
         shares at December 31, 1998                      19,122         2,105
     Additional paid in capital                           69,000            --
     Deficit accumulated during the
              development stage                          (36,218)      (13,122)
                                                        --------      --------
         Net Stockholders' Equity (Deficit)               51,904       (11,017)
                                                        --------      --------

         Total Liabilities and Stockholders'
              Equity (Deficit)                          $ 51,904      $     --
                                                        ========      ========

   The accompanying notes are an integral part of these financial statements.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
             FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998, AND 1997
             AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999
                       (See Independent Auditors' Report)

Inception through

Years ended

                                                              December 31,       December 31,
                                                                      1999               1998               1997               1999
                                                              ---------------------------------------------------------------------

Expenses:
   Professional Services                                      $     23,060       $     11,017       $      2,105       $     36,182
   Other general and administrative expenses                            36                 --                 --                 36
                                                              ------------       ------------       ------------       ------------
                                                                    23,096             11,017              2,105             36,218
                                                              ------------       ------------       ------------       ------------

      Net (Loss)                                                   (23,096)           (11,017)            (2,015)           (36,218)

Other Comprehensive Income (Loss)                                       --                 --                 --                 --
                                                              ------------       ------------       ------------       ------------

      Comprehensive (Loss)                                    $    (23,096)      $    (11,017)      $     (2,015)      $    (36,218)
                                                              ============       ============       ============       ============

Net Loss per Share                                            $      (.002)      $      (.005)      $      (.001)      $      (.005)
                                                              ============       ============       ============       ============

Weighted average
   shares outstanding                                           12,393,495          2,105,300          2,105,300          7,235,343
                                                              ============       ============       ============       ============

   The accompanying notes are an integral part of these financial statements.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
             FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998, AND 1997
             AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999
                       (See Independent Auditors' Report)

Inception through
    Years ended

                                                                     December 31,    December 31,
                                                                            1999             1998             1997             1999
                                                                     --------------------------------------------------------------

Cash Flows from (for) Operating Activities:
    Net income (loss)                                                   $(23,096)        $(11,017)        $ (2,015)        $(36,128)
                                                                        --------         --------         --------         --------
    Adjustments to reconcile net loss to
       net cash used by operating activities:
           (Increase) Decrease in
             notes receivable                                            (50,000)              --               --          (50,000)
           Increase (Decrease) in
             accounts payable                                            (11,017)          11,017               --               --
           Stock issued for professional
             services rendered                                            11,017               --            2,015           13,032
                                                                        --------         --------         --------         --------
               Net Adjustments                                           (50,000)          11,017            2,015          (36,968)
                                                                        --------         --------         --------         --------

               Net Cash (Used) by
                 Operating Activities                                    (73,096)              --               --          (73,096)
                                                                        --------         --------         --------         --------
Cash Flows From Financing Activities:
    Proceeds from sales of stock                                          75,000               --               --           75,000
                                                                        --------         --------         --------         --------

               Net Cash Provided by
                 Financing Activities                                     75,000               --               --           75,000
                                                                        --------         --------         --------         --------

Net increase (decrease) in cash                                            1,904               --               --            1,904

Cash at beginning of year                                                     --               --               --               --
                                                                        --------         --------         --------         --------

Cash at end of period                                                   $  1,904         $     --         $     --         $  1,904
                                                                        ========         ========         ========         ========

SUPPLEMENTAL DISCLOSURES

Amount paid for interest                                                $     --         $     --         $     --         $     --
                                                                        ========         ========         ========         ========

Amount paid for income taxes                                            $     --         $     --         $     --         $     --
                                                                        ========         ========         ========         ========

   The accompanying notes are an integral part of these financial statements.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
             FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998, AND 1997
             AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999
                       (See Independent Auditors' Report)

                                                                                                            Deficit
                                                                                                        Accumulated
                                                                                          Additional     During the
                                                          Common Stock                       Paid-in    Development
                                                                Shares         Amount        Capital          Stage           Total
                                                            -----------------------------------------------------------------------

Issuance of shares of common stock during
      1997, for professional services
      rendered                                               2,105,300     $    2,105     $       --     $       --      $    2,015

Net loss for 1997                                                   --             --             --         (2,105)         (2,105)
                                                            ----------     ----------     ----------     ----------      ----------

Balance, December 31, 1997                                   2,105,300          2,105             --         (2,105)             --

Net loss for 1998                                                   --             --             --        (11,017)        (11,017)
                                                            ----------     ----------     ----------     ----------      ----------

Balance, December 31, 1998                                   2,105,300          2,105             --        (13,122)        (11,017)

Issuance of shares of common stock during
      1999, for professional services
      rendered                                              11,016,800         11,017             --             --          11,017

Issuance of shares of common stock for cash
      on December 1, 1999, at $.0125 per
      share                                                  6,000,000          6,000         69,000             --          75,000

Net loss for 1999                                                   --             --             --        (23,096)        (23,096)
                                                            ----------     ----------     ----------     ----------      ----------
Balance, December 31, 1999                                  19,122,100     $   19,122     $   69,000     $  (36,218)     $   51,904
                                                            ==========     ==========     ==========     ==========      ==========

   The accompanying notes are an integral part of these financial statements.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998, AND 1997
             AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Business

      Monarch Media and Entertainment Group, Inc. (the "Company") a Nevada corporation located in Dickson, Tennessee, was incorporated on December 17, 1997. The Company is in the business of developing, managing, and marketing and distribution for the publishing and recording industry.

      The Company has been in the development stage since its formation. It is primarily engaged in financial planning, raising capital, and developing its planned business activities.

Risks and Uncertainties

      The Company has not generated significant revenue during the years ended December 31, 1999, 1998, and 1997, and has funded its operations primarily through the issuance of equity. Accordingly, the Company's ability to accomplish its business strategy and to ultimately achieve profitable operations is dependent upon its ability to obtain additional financing and execute its business plan. There can be no assurance that the Company will be able to obtain additional funding, and if available, that the funding will be obtained on terms favorable to or affordable by the Company. As discussed in Note 4 below, the Company is in the process of completing a merger acquisition, but there are no assurances that the merger will be profitable. Ultimately, however, the company will need to achieve profitable operations in order to continue as a going concern.

      These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of liabilities that may result from the outcome of this uncertainty.

Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

      Cash and cash equivalents consist of cash balances and instruments with maturities of three months or less at the time of purchase.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998, AND 1997
             AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

Concentrations of Credit Risk

      The Company maintains cash balances at one bank located in Hendersonville, Tennessee. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's cash balances, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

      Effective December 30, 1997, the Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"). The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values. Active markets for the Company's other financial instruments that are subject to the fair value disclosure requirements of SFAS No. 107 do not exist and there are no quoted market prices for these instruments. Accordingly, it is not practicable to estimate the fair values of such financial instruments because of
(1) the limited information available to the Company, and (2) the significance of the cost to obtain independent appraisals for this purpose.

Income Taxes

      In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). SFAS No. 109 required a change from the deferred method of accounting for income taxes of APB Opinion 11, to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company adopted SFAS No. 109 effective December 30, 1997, at its inception.

Net Loss per Share

      In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 simplifies the standards for computing earnings per share ("EPS") and was effective for financial statements issued for periods ending after December 15, 1997, with earlier application not permitted. The Company adopted SFAS No. 128 effective December 30, 1997.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998, AND 1997
             AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

      Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued.

      Since the Company has no common shares that are potentially issueable, such as stock options, convertible preferred stock, and warrants, basic and diluted earnings per share are the same.

New Accounting Standards

      In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. This statement does not, however, require a specific format for the disclosure, but requires the Company to display an amount representing total comprehensive income for the period in its financial statements. Comprehensive income is determined by adjusting net income by other items not included as a component of net income, such as the unrealized gain
(loss) on certain marketable securities. During the periods presented, the Company had no additional components that were not a part of net income (loss), therefore, comprehensive income and net income are the same amount.

      In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement also requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company is currently not in formal business operations and does not have any reportable operating segments.

      In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. However, the effective date for this pronouncement was delayed for one year from the original

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998, AND 1997
             AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

effective date of fiscal years beginning after June 15, 1999. Since the Company does not deal in derivative instruments or hedging activities, it is anticipated that this pronouncement will have no impact on the Company's financial statements.

NOTE 2 - INCOME TAXES

      As discussed in Note 1, the Company adopted SFAS No. 109 effective December 30, 1997. One of the provisions of SFAS 109 enables companies to record deferred tax assets for the benefit to be derived from the utilization of net operating loss carryforwards and certain deductible temporary differences. At December 31, 1999, 1998 and 1997, the tax effects of temporary differences that give rise to significant portions of deferred tax assets are presented below:

                                                   1999        1998        1997
                                                -------------------------------

Net operating loss carryforwards (tax)          $ 5,433     $ 1,968     $   316
Less: valuation allowance                        (5,433)     (1,968)       (316)
                                                -------     -------     -------
                                                $    --     $    --     $    --
                                                =======     =======     =======

      As of December 31, 1999, the Company has net operating loss carryforwards of approximately $36,218 for Federal income tax return purposes, which expire through 2014. The future tax benefits are dependent upon the Company's ability to generate future earnings.

      In addition, the Company has not filed any income tax returns since its inception. As such, it is unclear whether expenses for services rendered in exchange for common stock could be deducted under current federal tax law. Assuming the providers of such services included the fair value of their services in income on their personal tax returns, the Company should be able to deduct such losses. However, due to the uncertainty of this inclusion, coupled with the judgment involving the realizability of any net operating loss carryforward due to the lack of revenues by the Company, a deferred income tax valuation allowance has been recorded for the full amount of the deferred tax asset attributable to the net operating loss carryforward.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998, AND 1997
             AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999

NOTE 3 - STOCKHOLDERS' EQUITY

      During the period ended December 31, 1999, the Company commenced a private offering, exempt from registration requirements under Rule 504 of Regulation D, of 6,000,000 shares of common stock at $.0125 per share. A total of 6,000,000 shares were purchased, resulting in proceeds to the Company of $75,000.

NOTE 4 - SUBSEQUENT EVENTS

Acquisition

      On March 29, 2000, the Company entered into an agreement to acquire all the issued and outstanding shares of stock of Intuitech Marketing, Inc., a Canadian company that acquires and enhances existing software technologies and products so that they can be reintroduced to the market place, in exchange for 4,322,249 shares of restricted common stock at $.01 per share.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

Copies of the following documents are included as exhibits to this Form 10-SB pursuant to item 601 of regulation S-B.

Exhibit
No.               Title of Document

1 Agreement and Plan of Reorganization by and between Monarch Media and Entertainment Group, Inc. and
                  Intuitech Marketing Inc.

2                 Articles of Incorporation of the Company and related
                  Amendments

3                 Bylaws of the Company

4                 Specimen Stock Certificate

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, there under duly authorized.

Monarch Media and Entertainment Group, Inc.


-----------------------------
By:  Tom Williams, President

Exhibit 1

                      AGREEMENT AND PLAN OF REORGANIZATION
                            As Amended April 8, 2000

      THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made this 29th day of March 2000, by and among Monarch Media and Entertainment Group, Inc., a Nevada corporation ("Monarch"); Intuitech Marketing Inc., incorporated under the laws of the province of British Columbia ("Intuitech"); and the persons listed in Exhibit A-1 hereof who are the owners of record of all the issued and outstanding stock of Intuitech who execute and deliver the Agreement ("Intuitech Stockholders"), based on the following:

                                    Recitals

      Monarch wishes to acquire all the issued and outstanding stock of Intuitech in exchange for stock of Monarch in a transaction intended to qualify as a tax-free exchange pursuant to section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended. The parties intend for this Agreement to represent the terms and conditions of such tax-free reorganization, which Agreement the parties hereby adopt.

                                    Agreement

      Based on the stated premises, which are incorporated herein by reference, and for and in consideration of the mutual covenants and agreements hereinafter set forth, the mutual benefits to the parties to be derived herefrom, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, it is hereby agreed as follows:

                                    ARTICLE I
                                EXCHANGE OF STOCK

      1.01 Exchange of Shares. On the terms and subject to the conditions set forth in this Agreement, on the Closing Date (as defined in Section 1.05 hereof), the Intuitech Stockholders shall assign, transfer, and deliver to Monarch, free and clear of all liens, pledges, encumbrances, charges, restrictions, or claims of any kind, nature, or description, all issued and outstanding shares of common stock of Intuitech (the "Intuitech Shares") held by Intuitech Stockholders which shares shall represent all issued and outstanding shares of Intuitech common stock, and Monarch agrees to acquire such shares on such date by issuing and delivering in exchange therefore an aggregate of 4,322,249 restricted shares of Monarch common stock, par value $0.001 per share, (the "Monarch Common Stock"). Such shares of Monarch Common Stock shall be issued on a Five (5) for One (1) basis, (for every 5 shares of Intuitech, Intuitech shareholders will receive 1 share of Monarch) based on the number of Intuitech Shares held and as set forth opposite the Intuitech Stockholder's respective names in Exhibit A-1. All 4,322,249 shares of Monarch Common Stock to be issued and delivered pursuant to this Agreement shall be appropriately adjusted to take into account any stock split, stock dividend, reverse stock split, recapitalization, or similar change in the Monarch Common Stock which may occur between the date of the execution of this Agreement and the Closing Date.

      1.02 Delivery of Certificates by Intuitech Stockholders. The transfer of Intuitech Shares by the Intuitech Stockholders shall be effected by the delivery to Monarch at the Closing (as set forth in Section 1.05 hereof) of certificates representing the transferred shares endorsed in blank or accompanied by stock powers executed in blank, with all signatures guaranteed and if applicable all necessary transfer taxes and other revenue stamps affixed and acquired at the Intuitech Stockholders' expense.

      1.03 Operation as Wholly-Owned Subsidiary. After giving effect to the transaction contemplated hereby, Monarch will own all the issued and outstanding shares of Intuitech and Intuitech will be a wholly-owned subsidiary of Monarch operation under the name Intuitech Marketing, Inc., or such other name as may be acceptable to the Intuitech board of directors.

      1.04 Further Assurances. At the Closing and from time to time thereafter, the Intuitech Stockholders shall execute such additional instruments and take such other action as Monarch may reasonably request, without undue cost to the Intuitech Stockholders in order to more effectively sell, transfer, and assign clear title and ownership in the Intuitech Shares to Monarch.

      1.05 Closing and Parties. The Closing contemplated hereby shall be held at a mutually agreed upon time and place on or before March 29, 2000, or on another date to be agreed to in writing by the parties (the "Closing Date"). The Agreement may be closed at any time following approval by a majority of the shareholders of Monarch Common Stock as set forth in Section 4.02 hereof and the Intuitech Stockholders as set forth in Section 5.02. The Closing may be accomplished by wire, express mail, overnight courier, conference telephone call or as otherwise agreed to by the respective parties or their duly authorized representatives.

      1.06 Closing Events

            (a) Monarch Deliveries. Subject to fulfillment or waiver of the conditions set forth in Article IV, Monarch shall deliver to Intuitech at Closing all the following:

                  (i) A certificate of good standing from the secretary of State of Nevada, issued as of a date within sixty days prior to the Closing Date, certifying that Monarch is in good standing as a corporation in the State of Nevada:

                  (ii) Incumbency and specimen signature certificates dated the
            Closing Date with respect to the officers of Monarch executing this Agreement and any other document delivered pursuant hereto on behalf of Monarch;

                  (iii) Copies of the resolution of Monarch board of directors and shareholder minutes or consents authorizing the execution and performance of this Agreement and the contemplated transactions, certified by the secretary or an assistant secretary of Monarch as of the Closing Date;

                  (iv) The certificate contemplated by Section 4.02, duly
            executed by the chief executive officer of Monarch;

                  (v) The certificate contemplated by Section 4.03, dated the
            Closing Date, signed by the chief executive officer of Monarch;

                  (vi) Certificates for 4,322,249 shares of Monarch Common Stock in the names of the Intuitech Stockholders and in the amounts set forth in Exhibit "A" and;

In addition to the above deliveries, Monarch shall take all steps and actions as Intuitech and Intuitech Stockholders may reasonably request or as may otherwise be reasonably necessary to consummate the transactions contemplated hereby.

            (b) Intuitech Deliveries. Subject to fulfillment or waiver of the conditions set forth in Article V, Intuitech and/or Intuitech Stockholder's shall deliver to Monarch at Closing all the following:

                  (i) A certificate of good standing from the appropriate
            governmental agency of British Columbia, issued as of a date within five days prior to the Closing Date certifying that Intuitech is in good standing as a corporation in the province of British Columbia;

                  (ii) Incumbency and specimen signature certificates dated the
            Closing Date with respect to the officers of Intuitech executing this Agreement and any other document delivered pursuant hereto on behalf of Intuitech:

                  (iii) Copies of resolutions of the board of directors and of the stockholders of Intuitech authorizing the execution and performance of this Agreement and the contemplated transactions, certified by the secretary or an assistant secretary of Intuitech as of the Closing Dates;

                  (iv) The certificate contemplated by Section 5.03, executed by the chief operating officer of Intuitech; and

                  (v) The certificate contemplated by Section 5.04, dated the
            Closing Date, and signed by the chief operating officer of Intuitech.

                  (vi) The shareholder certificates contemplated by section
            1.02.

In addition to the above deliveries, Intuitech shall take all steps and actions as Monarch may reasonably request or as may otherwise be reasonably necessary to consummate the transactions contemplated hereby.

      1.07. Termination

            (a) This Agreement may be terminated by the board of directors of either Monarch or Intuitech at any time prior to the Closing Date if:

                  (i) There shall be any actual or threatened action of
            proceeding before any court or any governmental body which shall seek to restrain, prohibit, or invalidate the transaction contemplated by this Agreement and which, in the reasonable judgment of such board of directors, made in good faith and based upon the advice of its legal counsel, makes it inadvisable to proceed with the transactions contemplated by this Agreement;

                  (ii) Any of the transactions contemplated hereby are
            disapproved by any regulatory authority whose approval is required to consummate such transactions or in the reasonable judgment of such board of directors, made in good faith and based on the advice of counsel, there is substantial likelihood that any such approval will not be obtained or will be obtained only on a condition or conditions which would be unduly burdensome, making it inadvisable to proceed with the exchange;

In the event of termination pursuant to this paragraph (a) of Section 1.07, no obligation, right, or liability shall arise hereunder, and each party shall bear all of the expenses incurred by it in contemplated hereby.

            (b) This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of Monarch if (i) shareholders of Monarch owning more than five percent (5%) of the issued and outstanding shares of Monarch Common Stock perfect their dissenter's rights with respect to the approval of this Agreement and the transactions contemplated hereby, (ii) Intuitech shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of Intuitech contained herein shall be inaccurate in any material respect or (iii) Monarch determines that there has been or is likely to be any material adverse change in the financial or legal condition of Intuitech . In the event of termination pursuant to this paragraph (b) of this Section 1.07, no obligation, right, remedy, or liability shall arise hereunder. All parties shall bear their own costs incurred in connection with the negotiation, preparation, and execution of this Agreement and the transactions contemplated hereby.

            (c) This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of Intuitech if (i) shareholders of Intuitech owning more than five percent (5%) of the issued and outstanding shares of Intuitech Shares perfect their dissenter's rights with respect to the approval of this Agreement and the transactions contemplated herby, (ii) Monarch shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of Monarch contained herein shall be inaccurate in any material respect, or (iii) Intuitech determines that there has been or is likely to be any adverse change in the financial or legal condition of Monarch. In the event of termination pursuant to this paragraph (c) of this Section 1.07, no obligation, right, remedy, or liability shall arise hereunder. All parties shall each bear their own costs incurred in connection with the negotiation, preparation, and execution of this Agreement and the transactions contemplated hereby.

                                   ARTICLE II
              REPRESENTATION, COVENANTS, AND WARRANTIES OF MONARCH

      As an inducement to, and to obtain the reliance of Intuitech and/or Intuitech shareholders, Monarch represents and warrants as follows:

      2.01 Organization. Monarch is, and will be on the Closing Date, a corporation duly organized, validly existing, and in good standing under the laws of the state of Nevada and has the corporate power and is and will be duly authorized, qualified, franchised, and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, and there are no other jurisdictions in which it is not so qualified in which the character and location of the assets owned by it or the nature of the material business transacted by it requires qualification, except where failure to do so would not have a material adverse effect on its business, operation, properties, assets or condition. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of Monarch articles of incorporation or bylaws, or other agreement to which it is a party or by which it is bound.

      2.02 Approval of Agreement. Monarch has full power, authority, and legal right and has taken, or will take, all action required by law, its articles of incorporation, bylaws, and otherwise to execute and deliver this Agreement and to consummate the transaction herein contemplated. The board of directors of Monarch has authorized and approved the execution, delivery, and performance of this Agreement and the transactions contemplated hereby; subject to the approval of the Monarch shareholders and compliance with state and federal corporate and securities laws.

      2.03 Capitalization. The authorized capitalization of Monarch consists of 50,000,000 shares, of common stock, $0.001 par value, of which 19,122,100 shares are issued and outstanding. All issued and outstanding shares of Monarch are legally issued, fully paid, and nonassessable and not issued in violation of the preemptive or other right of any person. There are no dividends or other amounts due or payable with respect to any of the shares of capital stock of Monarch.

      2.04 Financial Statements.

            (a) Included in the Schedules are the audited balance sheets of Monarch as of December 31, 1999 and 1998, and the related statement of operations, stockholder's equity (deficit), and cash flows for the fiscal year ended December 31, 1999, and 1998, and from inception (October 7, 1996) through December 31, 1999, including the notes thereto, and the accompanying report of Albright, Pershing & Associates, Ltd; independent certified public accountants. At or prior to the Closing Date, Monarch shall deliver the un-audited balance sheet of Monarch as of March 31, 2000, and the related statements of operations, stockholders' equity (deficit), and cash flows for the three months ended March 31, 2000, together with the notes thereto and representations by the principal accounting and financial officer of Monarch to the effect that such financial statements contain all adjustments (all of which are normal recurring adjustments) necessary to present fairly the results of operations and financial position for the periods and as of the dates indicated and such financial statements shall not reflect any material changes since the December 31, 1999, financial statements.

            (b) The financial statements of Monarch delivered pursuant to
      Section 2.04(a) have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved as explained in the notes to such financial statements. The Monarch financial statements present fairly, in all material respects, as of their respective dates, the financial position of Monarch. Monarch did not have, as of the date of any such financial statements, except as and to the extent reflected or reserved against therein, any liabilities or obligations (absolute or contingent) which should be reflected therein in accordance with generally accepted accounting principles, and all assets reflected therein presently fairly the assets of Monarch in accordance with generally accepted accounting principles

            (c) Monarch has filed or will file as the Closing Date all tax returns required to be filed by it from inception to the Closing Date. All such returns and reports are accurate and correct in all material respect. Monarch has no material liabilities with respect to the payment of any federal, state, county, local, or other taxes (including any deficiencies, interest, or penalties) accrued for or applicable to the period ended on the date of the most recent balance sheet of Monarch, except to the extent reflected on such balance sheet and all such dates and years and periods prior thereto and for which Monarch may at said date have been liable in its own right or as transferee of the assets of, or as successor to, any other corporation or entity, except for taxes accrued but not yet due and payable, and to the best knowledge of Monarch, no deficiency assessment or proposed adjustment of any such tax return is pending, proposed or contemplated. To the best knowledge of Monarch, none of such income tax returns has been examined or is currently being examined by the Internal Revenue Service and no deficiency assessment or proposed adjustment of any such return is pending, proposed or contemplated. Monarch has not made any election pursuant to the provisions of any applicable tax laws (other than elections that relate solely to methods of accounting, depreciation, or amortization) that would have a material adverse affect on Monarch, its financial condition, its business as presently conducted or proposed to be conducted, or any of its respective properties or material assets. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any tax return of Monarch.

      2.05 Outstanding Warrants and Options. Monarch has no existing Warrants, options, calls, or commitments of any nature relating to the authorized and un-issued Monarch Common Stock.

      2.06 Information. The information concerning Monarch set forth in this Agreement is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading. Monarch shall cause the schedules delivered by it pursuant hereto and the instruments delivered to Intuitech hereunder to be updated after the date hereof up to and including the Closing Date.

      2.07 Absence of Certain Changes or Events. Except as set forth in this Agreement or the schedules hereto, since the date of the most recent Monarch balance sheet described in Section 2.04 and included in the information referred to in Section 2.06.

            (a) There has not been (i) any material adverse change in the business, operations, properties, level of inventory, assets, or condition of Monarch or (ii) any damage, destruction, or loss to Monarch (whether or not covered by insurance) materially and adversely affecting the business, operations, properties, assets, or conditions of Monarch;

            (b) Monarch has not (i) amended its articles of incorporation or bylaws; (ii) declared or made, or agreed to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to stockholders or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock; (iii) waived any rights of value which in the aggregate are extraordinary or material considering the business of Monarch; (iv) made any material change in its method of management, operation, or accounting; (v) entered into any other material transactions; (vi) made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee; (vii) increased the rate of compensation payable or to become payable by it to any of its officers or directors or any of its employees whose monthly compensation exceeds $1,000; or (viii) made any increase in any profit-sharing, bonus, deferred compensation, insurance, pension, retirement, or other employee benefit plan, payment, or arrangement made to, for, or with its officers, directors, or employees;

            (c) Monarch has not (i) granted or agreed to grant any options, warrants, or other rights for its stocks, bonds, or other corporate securities calling for the issuance thereof; (ii) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) except liabilities incurred in the ordinary course of business; (iii) paid any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent Monarch balance sheet and current liabilities incurred since that date in the ordinary course of business; (iv) sold or transferred, or agreed to sell or transfer, any of its material assets, properties, or rights (except assets, properties, or rights not unused or un-useful in its business which, in the aggregate have a value of less than $5,000 or canceled, or agreed to cancel, any debts or claims (except debts and claims which in the aggregate are of a value of less than $5,000; (v) made or permitted any amendment or termination of any contract, agreement, or license to which it is a party if such amendment or termination is material, considering the business of Monarch; or (vi) issued, delivered, or agreed to issue or deliver any stock, bonds, or other corporate securities including debentures (whether authorized and un-issued or held as treasury stock); and

            (d) To the best knowledge of Monarch, it has not become subject to any law or regulation which materially and adversely affects, or in the future would be reasonably expected to adversely affect, the business, operations, properties, assets, or condition of Monarch.

      2.08 Litigation and Proceeding. There are no material actions, suits, or administrative or other proceedings pending or, to the knowledge of Monarch, threatened by or against Monarch or adversely affecting Monarch or its properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind. Monarch does not have any knowledge of any default on its part with respect to any default on its part with respect to any judgment, order, writ, injunction, decree, award, rule, or regulation of any court, arbitrator, or governmental agency or instrumentality.

      2.09 Compliance With Laws and Regulations. Monarch has complied with all applicable statutes and regulations of any federal, state, or other governmental entity or agency thereof, except to the extent that noncompliance (i) could not materially and adversely affect the business, operations, properties, assets, or conditions of Monarch or (ii) could not result in the occurrence of any material liability for Monarch. To the best knowledge of Monarch, the consummation of this transaction will comply with all applicable statures and regulations, subject to the preparation and filing of any forms required by state and federal securities laws.

      2.10 Material Contract Defaults. Monarch is not in default in any material respect under the terms of any outstanding contract, agreement, lease, or other commitment which is material to the business, operations, properties, assets, or condition of Monarch, and there is no event of default in any material respect under any such contract, agreement, lease, or other commitment in respect of which Monarch has not taken adequate steps to prevent such a default from occurring.

      2.11 No Conflict With Other Instrument. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust, or other material contract, agreement, or instrument to which Monarch is a party or to which any of its properties or operations are subject.

      2.12 Subsidiary. Monarch does not own, beneficially or of record, any equity securities in any other entity.

      2.13 Monarch Schedules. Monarch has delivered to Intuitech the following schedules, which are collectively referred to as the "Monarch Schedules" and which consist of the following separate schedules dated as of the date of execution of this Agreement, all certified by a duly authorized officer of Monarch as complete, true and accurate:

            (a) A schedule including copies of the articles of incorporation and bylaws of Monarch in effect as of the date of this Agreement;

            (b) A schedule containing copies of resolutions adopted by the board of directors of Monarch approving this Agreement and the transactions herein contemplated;

            (c) A schedule setting forth a description of any material adverse change in the business, operations, property, inventory, assets, or condition of Monarch since the most recent Monarch balance sheet, required to be provided pursuant to Section 2.04 hereof,

            (d) A schedule setting forth the financial statements required pursuant to Section 2.04(a) hereof; and

            (e) A schedule setting forth any other information, together with any required copies of documents, required to be disclosed in the Monarch Schedules by Sections 2.01 through 2.12.

Monarch shall cause the Monarch Schedules and the instruments delivered to Intuitech hereunder to be updated after the date hereof up to and including a specified date not more than three business days prior to the Closing Date. Such updated Monarch Schedules, certified in the same manner as the original Monarch Schedules, shall be delivered prior to and as a condition precedent to the obligation of the Intuitech to close.

                                   ARTICLE III
             REPRESENTATIONS, COVENANTS, AND WARRANTIES OF INTUITECH

      As an inducement to, and to obtain the reliance of, Monarch, Intuitech represents and warrants as follows:

      3.01 Organization. Intuitech is, and will be on the Closing Date, a corporation duly organized, validly existing, and in good standing under the laws of the province of British Columbia and has the corporate power and is and will be duly authorized, qualified, franchised, and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, and there are no other jurisdictions in which it is not so qualified in which the character and location of the assets owned by it or the nature of the material business transacted by its requires qualification, except where failure to do so would not have a material adverse effect on its business, operations, properties, assets or conditions of Intuitech . The execution and delivery of this Agreement does not, and the consummation of the transaction contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of Intuitech 's memorandum or articles of incorporation, or other material agreement to which it is a party or by which it is bound.

      3.02 Approval of Agreement. Intuitech has full power, authority, and legal right and has taken, or will take, all action required by law, its articles of incorporation, memorandum, or otherwise to execute and deliver this Agreement and to consummate the transactions herein contemplated. The board of directors of Intuitech have authorized and approved the execution, delivery, and performance of this Agreement and the transactions contemplated hereby; subject to the approval of the Intuitech Stockholders and compliance with provincial and federal corporate and securities laws.

      3.03 Capitalization. The authorized capitalization of Intuitech consists of 100,000,000 shares. Consisting of 50,000,000 shares of common stock, no par value, of which as of the date hereof 21,611,246 shares are issued and outstanding, and 25,000,000 Class A Preferred and 25,000,000 Class B Preferred, none of the Class A or B preferred are outstanding. All issued and outstanding shares of Intuitech are legally issued, fully paid, and non-assessable and not issued in violation of the preemptive or other right of any person. There are no dividends or other amounts due or payable with respect to any of the shares of capital stock of Intuitech.

      3.04 Financial Statements.

            (a) Included in Schedule 3.04 are the audited balance sheet of Intuitech as of April 30, 1999 and the related statements of operations, cash flows, and stockholders' equity, for the past five years (April 30, 1994 through April 30, 1999), and the accompanying reports of Galloway Botteselle & Co., independent certified general accountants. At or prior to the Closing Date, Intuitech shall deliver the un-audited balance sheet of Intuitech as of March 31, 2000, and the related statements of operations, stockholders' equity (deficit), as cash flows for the three months ended March 31, 2000, together with the notes thereto and representations by the chief operation officer of Intuitech to the effect that such financial statements contain all adjustments (all of which are normal recurring adjustments) necessary to present fairly the results of operations and financial position for the periods and as the dates indicated.

            (b) The audited financial statements delivered pursuant to Section 3.04(a) have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved. The financial statements of Intuitech present fairly, as of their respective dates, the financial position of Intuitech. Intuitech did not have, as of the date of any such balance sheets, except as and to the extent reflected or reserved against therein, any liabilities or obligations (absolute or contingent) which should be reflected in any financial statements or the notes thereto prepared in accordance with generally accepted accounting principles, and all assets reflected therein present fairly the assets of Intuitech, in accordance with generally accepted accounting principles. The statements of revenue and expenses and cash flows present fairly the financial position and result of operations of Intuitech as of their respective dates and for the respective periods covered thereby.

            (c) Intuitech has filed or will file as the Closing Date all tax returns required to be filed by it from inception to the Closing Date. All such returns and reports are accurate and correct in all material respect. Intuitech has no material liabilities with respect to the payment of any federal, provincial, county, local, or other taxes (including and deficiencies, interest, or penalties) accrued for or applicable to the period ended on the date of the most recent balance sheet of Intuitech, except to the extent reflected on such balance sheet and all such dates and years and periods prior thereto and for which Intuitech may at said date have been liable in its own right or as transferee of the assets of, or as successor to, any other corporation or entity, except for taxes accrued but not yet due and payable, and to the best knowledge of Intuitech , no deficiency assessment or proposed adjustment of any such tax return is pending, proposed or contemplated. To the best knowledge of Intuitech, none of such income tax returns has been examined or is currently being examined by the Internal Revenue Service and no deficiency assessment or proposed adjustment of any such return is pending, proposed or contemplated. Intuitech has not made any election pursuant to the provisions of any applicable tax laws (other than elections that relate solely to methods of accounting, depreciation, or amortization) that would have a material adverse affect on Intuitech, its financial condition, its business as presently conducted or proposed to be conducted, or any of its respective properties or material assets. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any tax return of Intuitech.

      3.05 Outstanding Warrants and Options. Intuitech has no existing warrants, options, calls, or commitments relating to the authorized and un-issued Intuitech Common Stock.

      3.06 Information. The information concerning Intuitech set forth in this Agreement and in the schedules delivered by Intuitech pursuant hereto is complete and accurate in all material respects and does not contain any untrue statement of a material fact of omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading. Intuitech shall cause the schedules delivered by Intuitech pursuant hereto to Monarch hereunder to be updated after the date hereof up to and including the Closing Date.

      3.07 Absence of Certain Changes or Events. Except as set forth in this Agreement or The schedules hereto, since the date of the most recent Intuitech balance sheet described in Section 3.04 and included in the information referred to in Section 3.06.

            (a) There has not been (i) any material adverse change in the business, operations, properties, level of inventory, assets, or condition of Intuitech or (ii) any damage, destruction, or loss to Intuitech materially and adversely affecting the business, operations, properties, assets, or conditions of Intuitech;

            (b) Intuitech has not (i) amended its articles of incorporation or memorandum; (ii) declared or made, or agreed to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to stockholders or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock; (iii) waived any rights of value which in the aggregate are extraordinary and material considering the business of Intuitech; (iv) made any material change in its method of accounting; (v) entered into any other material transactions other than those contemplated by this Agreement; (vi) made any material accrual or material arrangement for or payment of bonuses to an officer or employee; or (vii) made any material increase in any profit-haring, bonus, deferred compensation, insurance, pension, retirement, or other employee benefit plan, payment, or arrangement made to, for, or with their officers, directors, or employees;

            (c) Intuitech has not (i) granted or agreed to grant any option, warrants, or other rights for its stocks, bonds, or other corporate securities calling for the issuance thereof; (ii) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) except liabilities incurred in the ordinary course of business; (iii) paid any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent Intuitech balance sheet and current liabilities incurred since that date in the ordinary course of business; (iv) sold or transferred, or agreed to sell or transfer, any of its material assets, properties, or rights, or agreed to cancel, any material debts or claims; (v) made or permitted any amendment or termination of any contract, agreement, or license to which it is a party if such amendment or termination is material, considering the business of Intuitech ; or (vi) issued, delivered, or agreed to issue or deliver any stock, bonds, or other corporate securities including debentures (whether authorized and un-issued or held as treasury stock): and

            (d) To the best knowledge of Intuitech, it has not become subject to any law or regulation, which materially and adversely affects, or in the future would be reasonably expected to adversely affect, the business, operation, properties, assets, or conditions of Intuitech.

      3.08 Title and Related Matters. Except as provided herein or disclosed in the most recent Intuitech balance sheet and the notes therein, Intuitech has good and marketable title to all of its properties, inventory, interests in properties, technology, whether patented or un-patented, including, but not limited to the technology and software source code for an archive publisher product and a master license to use this technology from Helikon Technologies Inc., and assets, which are reflected in the most recent Intuitech balance sheet or acquired after that date (except properties, interests in properties, and assets sold or otherwise disposed of since such date in the ordinary course of business), free and clear of all mortgages, liens, pledges, charges, or encumbrances, except (i) statutory liens or claims not yet delinquent; and (ii) such imperfections of title and casements as do not, and will not, materially detract from, or interfere with, the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties. To the best knowledge of Intuitech, its technology does not infringe on the copyright, patent, trade, secret, know-how, or other proprietary right of any other person or entity and comprises all such rights necessary to permit the operation of the business of Intuitech as now being conducted or as contemplated.

      3.09 Litigation and Proceedings. Except as otherwise disclosed in Schedule 3.09, there are no material actions, suits, or proceedings pending or, to the knowledge of Intuitech, threatened by or against Intuitech or adversely affecting Intuitech , at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind. Intuitech does not have any knowledge of any default on its part with respect to any judgment, order, writ, injunction, decree, award, rule, or regulation of any court, arbitrator, or governmental agency or instrumentality.

      3.10 Material Contract Defaults. Intuitech is not in default in any material respect under the terms of any outstanding contract, agreement, lease, or other commitment which is material to the business, operations, properties, assets, or condition of Intuitech , and there is no event of default or other event which, with notice or lapse of time or both, would constitute a default in any material respect under any such contract, agreement, lease, or other commitment in respect of which Intuitech has not taken adequate steps to prevent such a default from occurring.

      3.11 No Conflict With Other Instruments. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust, or other material contract, agreement, or instrument to which Intuitech is a party or to which any of its properties or operations are subject.

      3.12 Governmental Authorization. Intuitech has all licenses, franchises, permits, and other governmental authorizations that are legally required to enable it to conduct its business in all material respects as conducted on the date of this Agreement. Except for compliance with federal and state securities and corporation laws, as hereinafter provided, no authorization, approval, consent, or order of, or registration, declaration, or filing with, any court or other governmental body is required in connection with the execution and delivery by Intuitech of this Agreement and the consummation by Intuitech of the transactions contemplated hereby.

      3.13 Compliance With Laws and Regulations. Intuitech has complied with all applicable statutes and regulations of any federal, provincial, or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets, or conditions of Intuitech or except to the extent that noncompliance would not result in the occurrence of any material liability for Intuitech . To the best of knowledge of

Intuitech, the consummation of this transaction will comply with all applicable statutes and regulations, subject to the preparation and filing of any forms required by state and federal security laws.

      3.14 Subsidiary. Intuitech does not own, beneficially or of record, any equity Securities in any other entity.

      3.15 Intuitech Schedules. Intuitech has delivered to Monarch the following schedules, which are collectively referred to as the "Intuitech Schedules" and which consist of the following separate schedules dated as of the date of execution of this Agreement, all certified by the chief executive officer of Intuitech as complete, true, and accurate:

            (a) A schedule including copies of the memorandum and articles of Incorporation of Intuitech and all amendments thereto effect as of the date of this Agreement;

            (b) A schedule containing copies of resolution adopted by the board of directors of Intuitech approving this Agreement and the transactions herein contemplated as referred to in Section 3.02;

            (c) A schedule setting forth a description of any material adverse change in the business, operations, property, inventory, assets, or condition of Intuitech since the most recent Intuitech balance sheet, required to be provided pursuant to Section 3.04 hereof;

            (d) A schedule setting forth the financial statements required pursuant to Section 3.04 (a) hereof; and

            (e) A schedule setting forth any other information, together with any required copies of documents, required to be disclosed in the Intuitech Schedules by Sections 3.01 through 3.14.

Intuitech shall cause the Intuitech Schedules and the instruments delivered to Monarch hereunder to be updated after the date hereof up to end including a specified date not more than three business days prior to the Closing Date. Such updated Intuitech Schedules, certified in the same manner as the original Intuitech Schedules, shall be delivered prior to and as a condition precedent to the obligation of Monarch to close.

                                   ARTICLE IV
                CONDITIONS PRECEDENT TO OBLIGATIONS OF INTUITECH

      The obligations of Intuitech under this Agreement are subject to the satisfaction of Intuitech, at or before the Closing Date, of the following conditions;

      4.01 Shareholder Approval. Monarch shall call and hold a meeting of its shareholders, or obtain the written consent of a majority of its shareholders, to approve the transactions contemplated by this agreement including the acquisition of Intuitech through the issuance of Monarch Common Stock of all of the issued and outstanding Intuitech Shares, and the change of name of Monarch to "Intuitech Marketing, Inc." or such other derivation thereof as may be agreed to by the board of directors of Intuitech .

      4.02 Accuracy of Representation. The representations and warranties made by Monarch in this Agreement were true when made and shall be true at the closing Date with the same force and affect as if such representations and warranties were made at and as of the Closing Date (except for changes therein permitted by this Agreement), and Monarch shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by Monarch prior to or at the Closing. Intuitech shall be furnished with certificates, signed by duly authorized officers of Monarch and dated the Closing Date, to the foregoing effect.

      4.03 Officer's Certificates. Intuitech shall have been furnished with certificates dated the Closing Date and signed by the duly authorized chief executive officer of Monarch to the effect that to such officers best knowledge no litigation, proceeding, investigation, or inquiry is pending or, to the best knowledge of Monarch threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement. Furthermore, based on certificates of good standing, representations of government agencies, and Monarch own documents and information, the certificate shall represent, to the best knowledge of the officer, that:

            (a) This Agreement has been duly approved by Monarch board of directors and shareholders and has been duly executed and delivered in the name and on behalf of Monarch by its duly authorized officers pursuant to, and in compliance with, authority granted by the board of directors of Monarch pursuant to a unanimous consent;

            (b) There has been no material adverse changes in Monarch up to and including the date of the certificate;

            (c) All conditions required by this Agreement has been met, satisfied, or performed by Monarch;

            (d) All authorizations, consents, approvals, registrations, and/or filings with any governmental body, agency, or court required in connection with the execution and delivery of the documents by Monarch have been obtained and are in full force and effect or, if not required to have been obtained, will be in full force and effect by such time as may be required; and

            (e) There is no material action, suit, proceeding, inquiry, or investigation at law or in equity by any public board or body pending or threatened against Monarch, wherein an unfavorable decision, ruling, or finding could have an adverse effect on the financial condition of Monarch, the operation of Monarch, or the acquisition and reorganization contemplated herein, or any agreement or instrument by which Monarch is bound or in any way contests the existence of Monarch.

      4.04 No Material Adverse Change. Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business, or operations of Monarch, nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business, or operations of Monarch.

      4.05 Good Standings. Intuitech shall have received a certificate of good standing from the secretary of state of Nevada, dated as of the date within five days prior to the Closing Date, certifying that Monarch is in good standing as a corporation in the State of Nevada.

      4.06 Other Items. Intuitech shall have received such further documents, certificates, or instruments relating to the transactions contemplated hereby as Intuitech may reasonably request.

                                    ARTICLE V
                 CONDITIONS PRECEDENT TO OBLIGATIONS OF MONARCH

      The obligations of Monarch under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions;

      5.01 Shareholder Approval. Monarch shall call and hold a meeting of its shareholders, or obtain through a majority written consent of its shareholders, whereby the shareholders of Monarch authorize and approve this Agreement and the transactions contemplated hereby.

      5.02 Intuitech Shareholders. Holders of all of the issued and outstanding Intuitech Shares shall agree to this Agreement and the exchange of shares contemplated by this Agreement.

      5.03 Accuracy of Representations. The representations and warranties made by Intuitech and the Intuitech Stockholders in this Agreement were true when made and shall be true at the Closing Date with the same force and affect as if such representations and warranties were made at and as of the Closing Date (except for changes therein permitted by this Agreement), and Intuitech shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by Intuitech prior to or at the Closing. Monarch shall be furnished with a certificate, signed by a duly authorized officer of Intuitech and dated the Closing Date, to the foregoing effect.

      5.04 Officer's Certificates. Monarch shall have been furnished with certificates dated the Closing Date and signed by the duly authorized chief operating officer of Intuitech to the effect that no litigation, proceeding, investigation, or inquiry is pending or, to the best knowledge of Intuitech , threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement. Furthermore, these certificates shall represent, to the best knowledge of the officer, that:

            (a) This Agreement has been duly approved by Intuitech's board of directors and shareholders and has been duly executed and delivered in the name and on behalf of Intuitech by its duly authorized officers pursuant to, and in compliance with, authority granted by the board of directors of Intuitech pursuant to a unanimous consent of its board of directors and a majority vote of its stockholders:

            (b) Except as provided or permitted herein, there have been no material adverse changes in Intuitech up to and including the date of the certificate;

            (c) All authorizations, consents, approvals, registrations, and/or filing with any governmental body agency, or court required in connection with the execution and delivery of the documents by Intuitech have been obtained and are in full force and effect or, if not required to have been obtained will be in full force and effect by such time as may be required: and

            (d) Except as otherwise disclosed in Schedule 3.08, there is no material action, suit, proceeding, inquiry, or investigation at law or in equity by any public board or body pending or threatened against Intuitech, wherein an unfavorable decision, ruling, or finding would have an adverse affect on the financial condition of Intuitech , the operation of Intuitech , or the acquisition and reorganization contemplated herein, or any material agreement or instrument by which Intuitech is bound or would in any way contest the existence of Intuitech .

      5.05 No Material Adverse Change. Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or operations of Intuitech , nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business, or operations of Intuitech
 .

      5.06 Good Standings. Monarch shall have received a certificate of good standing from the appropriate authority, dated as of a date within five days prior to the Closing Date, certifying that Intuitech is in good standing as a corporation in the province of British Columbia.

      5.07 Other Items. Monarch shall have received such further documents, certificates, or instruments relating to the transactions contemplated hereby as Monarch may reasonably request.

                                   ARTICLE VI
                                SPECIAL COVENANTS

      6.01 Activities of Monarch and Intuitech

            (a) From and after the date of this Agreement until the Closing Date and except as set forth in the respective schedules to be delivered by Monarch and Intuitech pursuant hereto or as permitted or contemplated by this Agreement, Monarch and Intuitech will each:

                  (i) Carry on its business in substantially the same manner as it has heretofore;

                  (ii) Maintain in full force and effect insurance comparable in amount and in scope of coverage to that now maintained by it;

                  (iii) Perform in all material respects all of its obligations under material contracts, leases, and instruments relating to or affecting its assets, properties, and business;

                  (iv) Use its best efforts to maintain and preserve its
            business organization intact, to retain its key employees, and to maintain its relationships with its material suppliers and customers;

                  (v) Duly and timely file for all taxable periods ending on or prior to the Closing Date all federal, state, county, and local tax returns required to be filed by or on behalf of such entity or for which such entity may be held responsible and shall pay, or cause to pay, all taxes required to be shown as due and payable on such returns, as well as all installments of tax due and payable during the period commencing on the date of this Agreement and ending on the Closing Date; and

                  (vi) Fully comply with and perform in all material respects all obligations and duties imposed on it by all federal and state laws and all rules, regulations, and orders imposed by federal or state governmental authorities.

            (b) From and after the date of this Agreement and except as provided herein until the Closing Date, Monarch and Intuitech will not:

                  (i) Make any change in its articles of incorporation or
            bylaws;

                  (ii) Enter into or amend any material contract, agreement, or other instrument of any of the types described in such party's schedules, except that a party may enter into or amend any contract, agreement, or other instrument in the ordinary course of business; and

            Enter into any agreement for the sale of Intuitech or Monarch securities without the prior approval of the other party.

      6.02 Access to Properties and Records. Until the Closing Date, Intuitech and Monarch will afford to the other party's officers and authorized representatives full access to the properties, books, and records of the other party in order that each party may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of Intuitech or Monarch and will furnish the other party with such additional financial and other information as to the business and properties of Intuitech or Monarch as each party shall from time to time reasonably request.

      6.03 Indemnification by Intuitech. Intuitech will indemnify and hold harmless Monarch and its directors and officers, and each person, if any, who controls Monarch within the meaning of the Securities Act, from and against any and all losses, claims, damages, expenses, liabilities, or actions to which any of them may become subject under applicable law (including the Securities Act and the Securities Exchange Act) and will reimburse them for any legal or other expenses reasonably incurred by them in connection with investigating or defending any claims or actions, whether or not resulting in liability, insofar as such losses, claims, damages, expenses, liabilities, or actions arise out of or are based upon any untrue statement or alleged untrue statement of material fact contained in any application or statement filed with a governmental body or arising out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statements therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing by Intuitech expressly for use therein. The indemnity agreement contained in this Section 6.03 shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of Monarch and shall survive the consummation of the transactions contemplated by this Agreement for a period of six months.

      6.04 Indemnification by Monarch. Monarch will indemnify and hold harmless Intuitech, the Intuitech Stockholders, Intuitech 's directors and officers, and each person, if any, who controls Intuitech within the meaning of the Securities Act, from and against any and all losses, claims, damages, expenses, liabilities, or actions to which any of them may become subject under applicable law (including the Securities Act and the Securities Exchange Act) and will reimburse them for any legal or other expenses reasonably incurred by them in connection with investigating or defending any claims or actions, whether or not resulting in liability, insofar as such losses, claims, damages, expenses, liabilities, or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any application or statement filed with a governmental body or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statements therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing by Monarch expressly for use therein. The indemnity agreement contained in this Section
6.04 shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of Intuitech and shall survive the consummation of the transactions contemplated by this Agreement for a period of six months.

      6.05 The Acquisition of Monarch Common Stock. Monarch and Intuitech understand and agree that the consummation of this Agreement including the issuance of the Monarch Common Stock to Intuitech in exchange for the Intuitech shares as contemplated hereby, constitutes the offer and sale of securities under the Securities Act and applicable state statutes. Monarch and Intuitech agree that such transactions shall be consummated in reliance on exemptions from the registration and prospectus delivery requirements of such statutes that depend, among other items, on the circumstances under which such securities are acquired.

            (a) In order to provide documentation for reliance upon exemption from the registration and prospectus delivery requirements for such transactions, the signing of this Agreement and the delivery of appropriate separate representations shall constitute the parties acceptance of, and concurrence in, the following representations and warranties:

                  (i) The Intuitech Stockholders acknowledge that neither the
            SEC nor the securities commission of any state or other federal agency has made any determination as to the merits of acquiring Monarch Common Stock, and that this transaction involves certain risks.

                  (ii) The Intuitech Stockholders have received and read the
            Agreement and understand the risks related to the consummation of the transactions herein contemplated.

                  (iii) Intuitech Stockholders have such knowledge and
            experience in business and financial matters that they are capable of evaluating each business.

                  (iv) Intuitech Stockholders have been provided with copies of all materials and information requested by them or their representatives, including any information requested to verify any information furnished (to the extent such information is available or can be obtained without unreasonable effort or expense), and the parties have been provided the opportunity for direct communication regarding the transactions contemplated hereby.

                  (v) All information which the Intuitech Stockholders have
            provided to Monarch or their representatives concerning their suitability and intent to hold shares in Monarch following the transactions contemplated hereby is complete, accurate, and correct.

                  (vi) The Intuitech Stockholders have not offered or sold any securities of Monarch or interest in this Agreement and have no present intention of dividing the Monarch Common Stock or Intuitech Shares to be received or the rights under this Agreement with others or of reselling or otherwise disposing of any portion of such stock or rights, either currently or after the passage of a fixed or determinable period of time or on the occurrence or nonoccurrence of any predetermined event or circumstance.

                  (vii) The Intuitech Stockholders understand that the Monarch
            Common Stock has not been registered, but is being acquired by reason of a specific exemption under the Securities Act as well as under certain state statutes for transactions not involving any public offering and that any disposition of the subject Monarch Common Stock may, under certain circumstances, be inconsistent with this exemption and may make Intuitech or Monarch an "underwriter", within the meaning of the Securities Act. It is understood that the definition of "underwriter" focuses upon the concept of "distribution" and that any subsequent disposition of the subject Monarch Common Stock can only be effected in transactions, which are not considered distributions. Generally, the term "distribution" is considered synonymous with "public offering" or any other offer or sale involving general solicitation or general advertising. Under present law, in determining whether a distribution occurs when securities are sold into the public market, under certain circumstances one must consider the availability of public information regarding the issuer, a holding period for the securities sufficient to assure that the persons desiring to sell the securities without registration first bear the economic risk of their investment, and a limitation on the number of securities which the stock holder is permitted to sell and on the manner of sale, thereby reducing the potential impact of the sale on the trading markets. These criteria are set forth specifically in rule 144 promulgated under the Securities Act, and, after two years after the date the Monarch Common Stock or Intuitech Shares are fully paid for, as calculated in accordance with rule 144(d), sales of securities in reliance upon rule 144 can only be made in limited amounts in accordance with the terms and conditions of that rule. After two years from the date the securities are fully paid for, as calculated in accordance with rule 144(d), they can generally be sold without mooting those conditions, provided the holder is not (and has not been for the preceding three months) an affiliate of the issuer.

                  (viii) The Intuitech Stockholders acknowledge that the shares of Monarch Common Stock, must be held and may not be sold, transferred, or otherwise disposed of for value unless they are subsequently registered under the Securities Act or an Exemption from such registration is available. Monarch is not under any obligation to register the Monarch Common Stock under the Securities Act. If rule 144 is available after two years and prior to three years following the date the shares are fully paid for, only routine sales of such Monarch Common Stock in limited amounts can be made in reliance upon rule 144 in accordance with the terms and conditions of that rule. Monarch is not under any obligation to make rule 144 available except as set forth in this Agreement and in the event rule 144 is not available, compliance with Regulation A or some other disclosure exemption may be required before Intuitech Stockholders can sell, transfer, or otherwise dispose of such Monarch Common Stock without registration under the Securities Act. Subject to compliance with federal and state securities laws, Monarch registrar and transfer agent will maintain a stop transfer order against the registration and transfer of the Monarch Common Stock held by Intuitech Stockholders and the certificates representing the Monarch Common Stock will bear a legend in substantially the following form so restricting the sale of such securities:

                  THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND WARE "REGISTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

                  (ix) Subject to compliance with federal and state securities laws, Monarch may refuse to register further transfers or resale's of the Monarch Common Stock in the absence of compliance with rule 144 unless the Intuitech Stockholders furnish Monarch with an opinion of counsel reasonably acceptable to Monarch stating that the transfer is proper. Further, unless such opinion states that the shares of Monarch Common Stock are free of any restrictions under the Securities Act, Monarch may refuse to transfer the securities to any transferee who does not furnish in writing to Monarch the same representations and agree to the same conditions with respect to such Monarch Common Stock as set forth herein. Monarch may also refuse to transfer the Monarch Common Stock if any circumstances are present reasonably indicating that the transferee's representations are not accurate.

            (b) In connection with the transaction contemplated by this Agreement, Intuitech and Monarch shall each file with the assistance of the other and their respective legal counsel, such notices, applications, reports, or other instruments as may be deemed by them to be necessary or appropriate in an effort to document reliance on such exemptions, and the appropriate regulatory authority in the states where the Intuitech Stockholders reside unless an exemption requiring no filing is available in such jurisdictions, all to the extent and in the manner as may be deemed by such parties to be appropriate.

            (c) In order to more fully document reliance on the exemptions as provided herein, Intuitech, the Intuitech Stockholders, and Monarch shall execute and deliver to the other, at or prior to the Closing, such further letters of representation, acknowledgment, suitability, or the like as Monarch or Intuitech and their respective counsel may reasonably request in connection with reliance on exemptions from registration under such securities laws.

            (d) The Intuitech Stockholders acknowledge that the basis for relying on exemptions from registration or qualification are factual, depending on the conduct of the various parties, and that no legal opinion or other assurance will be required or given to the effect that the transactions contemplated hereby are in fact exempt from registration or qualification.

      6.06 Monarch Liabilities. Immediately prior to the Closing Date, Monarch shall have no material assets and no liabilities in excess of $1,000 and all expenses related to this Agreement or otherwise shall have been paid.

      6.07 Sales of Securities Under Rule 144, If Applicable.

            (a) Monarch will use its best efforts to at all times satisfy the current public information requirements of rule 144 promulgated under the Securities Act so that its shareholders can sell restricted securities that have been held for two years or more or such other restricted period as required by rule 144 as it is from time to time amended.

            (b) Upon being informed in writing by any person holding restricted stock of Monarch as of the date of this Agreement that such person intends to sell any shares under rule 144 promulgated under the Securities Act (including any rule adopted in substitution or replacement thereof), Monarch will certify in writing to such person that it is compliance with rule 144 current public information requirement to enable such person to sell such person's restricted stock under rule 144, as may be applicable under the circumstances.

            (c) If any certificate representing any such restricted stock is presented to Monarch transfer agent for registration or transfer in connection with any sales theretofore made under rule 144, provided such certificate is duly endorsed for transfer by the appropriate person(s) or accompanied by a separate stock power duly executed by the appropriate person(s) in each case with reasonable assurances that such endorsements are genuine and effective, and is accompanied by an opinion of counsel satisfactory to Monarch and its counsel that such transfer has complied with the requirements of rule 144, as the case may be, Monarch will promptly instruct its transfer agent to register such transfer and to issue one or more new certificates representing such shares to the transferee and, if appropriate under the provisions of rule 144, as the case may be, free of any stop transfer order or restrictive legend. The provisions of this Section 6.07 shall survive the Closing and the consummation of the transactions contemplated by this Agreement for a period of two years.

            (d) The shareholders of Monarch as of the date of this Agreement, as well as those receiving Monarch Common Stock pursuant to this Agreement, are intended third-party beneficiaries of this Section 6.07.

      6.08 New Board of Directors and Officers. Upon closing of the transactions contemplated by this Agreement, the current board of directors and officers of Monarch shall resign and in their place nominees of Intuitech shall be appointed, subject to the approval of the suitability and qualifications of such nominees.

      6.09 Monarch Capitalization For a period of eighteen months from the Closing Date, Monarch will not engage in any reverse split of its issued and outstanding Common Stock without the prior written approval of the holders of a majority in interest of the issued and outstanding Monarch Common Stock on the date of this Agreement.

                                   ARTICLE VII
                                  MISCELLANEOUS

      7.01 Brokers. Except as provided herein, Monarch and Intuitech agree that there were no finders or brokers involved in bringing the parties together or who were instrumental in the negotiation, execution, or consummation of this Agreement. Further, Monarch and Intuitech each agree to indemnify the other against any claim by any third person for any commission, brokerage, or finder's fee or other payment with respect to this Agreement or the transactions contemplated hereby based on any alleged agreement or understanding between such party and such third person, whether express or implied, from the actions of such party.

The covenants set forth in this section shall survive the Closing Date and the consummation of the transactions herein contemplated.

      7.02 No Representation Regarding Tax Treatment. No representation or warranty is being made by any party to any other regarding the treatment of this transaction for federal or state income taxation. Each party has relied exclusively on its own legal, accounting, and other tax adviser regarding the treatment of this transaction for federal and state income taxes and on representation, warranty, or assurance from any other party or such other party's legal, accounting, or other adviser.

      7.03 Governing Law. This Agreement shall be governed by, enforced and constructed under and in accordance with the laws of the State of Nevada.

      7.04 Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered, if sent by facsimile or telecopy transmission or other electronic communication confirmed by registered or certified mail, postage prepaid, or if sent by prepaid overnight courier addressed as follows:

         If to Monarch Media and Entertainment Group, Inc.:
         Jim Snow, President
         PO Box 574
         Whitehouse, TN 37188
         Fax: (___)_____________

         If to Intuitech Marketing, Inc.:
         Tom Williams, President
         800-555 West Hastings Street
         Vancouver, B.C. V6B4N5
         Fax: (604) 515-9286

or such other addresses as shall be furnished in writing by any party in the manner for giving notices, hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered or sent by facsimile or telecopy transmission or other electronic communication, or one day after the date so sent by overnight courier.

      7.05 Attorney's Fees. In the event that any party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the breaching party or parties shall reimburse the non-breaching party or parties from all costs, including reasonable attorneys fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

      7.06 Schedules / Knowledge. Whenever in any section of this Agreement reference is made to information set forth in the schedules provided by Monarch or Intuitech such reference is to information specifically set forth in such schedules and clearly marked to identify the section of this Agreement to which the information relates. Whenever any representation is made to the "knowledge" of any party, it shall be deemed to be a representation that no officer or director of such party, after reasonable investigation, has any knowledge of such matters.

      7.07 Entire Agreement. This Agreement represents the entire agreement between the parties relating to the subject matter hereof. All previous agreements between the parties, whether written or oral, have been merged into this Agreement. The Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof. There are no other courses of dealing, understandings, agreements, representations, or warranties, written or oral, except as set forth herein.

      7.08 Survival Termination. The representations, warranties, and covenants of the respective parties shall survive the Closing Date and the consummation of the transactions herein contemplated for a period of six months from the Closing Date, unless otherwise provided herein.

      7.09 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

      7.10 Amendment or Waiver. Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and such remedies may be enforced concurrently, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by a writing signed by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance thereof may be extended by a writing signed by the party or parties for whose benefit the provision is intended.

IN WITNESS WHEREOF, the corporate parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the date first above written.

MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
A Nevada Corporation

By: /s/ Jim Snow
    -------------------
    Jim Snow, President


INTUITECH MARKETING, INC.
A British Columbia Corporation

By: /s/ Tom Williams
    -----------------------
    Tom Williams, President

STATE OF  Tenn     )
COUNTY OF Davidson )

      On this 8 day of April, 2000, personally appeared before me Jim Snow, whose identity is personally known to me and who by me duly sworn, did say that he is the President of Monarch, Inc. and that said document was signed by him on behalf of said corporation by authority of its bylaws, and said Jim Snow acknowledged to me that said corporation executed the same.

[SEAL]

[ILLEGIBLE]
----------------------
NOTARY PUBLIC

My Commission Expires MAR 23, 2002

STATE OF   __________)
COUNTY OF  __________)

      On this 31 day of March, 2000, personally appeared before me Tom Williams, whose identity is personally known to me and who by me duly sworn, did say that he is the President of Intuitech, Inc., and that said document was signed by him of behalf of said corporation by authority of its bylaws, and said Tom Williams acknowledged to me that said corporation executed the same.

[SEAL]

[ILLEGIBLE]
----------------------
NOTARY PUBLIC

    G. BRENT STICKLAND
   Barrister & Solicitor
1450 - 13401 - 108th Avenue
    Surrey, BC V3T 5T3
    Tel: (604) 581-4877